

December 3, 2014

<u>Via E-mail</u>
Mr. Stephen Farber
Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky

> **Re: Kindred Healthcare, Inc,**
> **Registration Statement on Form S-4**
> **Filed November 21, 2014**
> **File No. 333-200454**

Dear Mr. Farber:

We have limited our review of your registration statement to the issue we have addressed in the comment below.

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until all issues concerning the outstanding comment on your Form 10-K for the fiscal year ended December 31, 2013, have been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Senior Staff Accountant, at 202-551-3364 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney-Advisor, at 202-551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joseph L. Landenwich, Esq.
        Co-General Counsel and Corporate Secretary
        Kindred Healthcare, Inc.